UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 15, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

PROVISIONAL RESULTS FOR THE YEAR ENDED 30 JUNE 2020 - SHORT FORM ANNOUNCEMENT

Johannesburg. Tuesday, 15 September 2020. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to announce its financial and operating results for the year ended 30 June 2020 (“FY20”).

FY20 key features

•	9% increase in production profit to R7.197 billion (FY19: R6.588 billion)

•	3% decrease in average underground recovered grade at 5.45g/t (FY19: 5.59g/t)

•	9% increase in revenue to R29.2 billion (FY19: R26.9 billion)

•	The company achieved a better than expected production performance in Q4 of FY20 despite Covid-19 challenges

•	25% increase in average gold price received at R735 569/kg (FY19: R586 653/kg)

•	67% improvement in loss per share to 164 SA cents (71% improvement to 10 US cents)(FY19: loss of 498 SA cents (35 US cents))

•	175% decrease in headline loss per share to 154 SA cents (171% decrease to 10 US cents)(FY19: earnings of 204 SA cents (14 US cents))

•	No ordinary cash dividend declared for the year ended 30 June 2020 (nil for the year ended 30 June 2019)

Key operating results

		Year ended	Year ended	%
		June 2020	June 2019	Change
Gold produced	kg	37 863	44 734	(15)
	oz	1 217 323	1 438 231	(15)
Underground grade	g/t	5.45	5.59	(3)
Gold price received	R/kg	735 569	586 653	25
	US$/oz	1 461	1 287	14
Cash operating costs	R/kg	553 513	439 722	(26)
	US$/oz	1 099	965	(14)
Total costs and capital	R/kg	647 364	544 487	(19)
	US$/oz	1 286	1 194	(8)
All-in sustaining costs	R/kg	651 356	550 005	(18)
	US$/oz	1 293	1 207	(7)
Production profit	R million	7 197	6 588	9
	US$ million	459	465	(1)
Exchange rate	R/US$	15.66	14.18	10

Key financial results

		Year ended	Year ended	%
		June 2020	June 2019	Change
Basic loss per share	SA cents	(164)	(498)	67
	US cents	(10)	(35)	71
Headline earnings/(loss)	R million	(828)	1 067	(178)
	US$ million	(53)	75	(171)
Headline earnings per share/(loss)	SA cents	(154)	204	(175)
	US cents	(10)	14	(171)

“Harmony continues to make good progress in executing its strategy of producing safe, profitable ounces and increasing margins. Our drive for safe ounces was never more applicable than in the last quarter of the financial year as we faced the challenge of managing and mitigating the risks presented by the COVID-19 pandemic. Despite the impact of the South African lockdown and phased re-start of mining in the country, we are pleased to report higher than anticipated production and substantial delivery against our strategy in the last quarter of the year” Peter Steenkamp, chief executive officer of Harmony said.

He added that “Harmony is well-positioned to benefit from the anticipated continuing strength of the gold price. The newly acquired assets will help grow production and, as conditions improve, Harmony has other Tier 1 projects such as Wafi-Golpu and a pipeline of organic projects in South Africa to incorporate into its portfolio.”

FY21 group production and cost guidance

In the next financial year, we plan to produce between 1.25Moz and 1.3Moz at an all-in sustaining unit cost of between R690 000/kg and R710 000/kg. Underground recovered grade is planned to be between 5.53g/t and 5.58g/t. Guidance will be updated once Mponeng and Mine Waste Solutions have been integrated into Harmony’s asset portfolio.

Short form announcement:

This short-form announcement is the responsibility of the board of directors of the Company (“Board”).

Shareholders are advised that this short-form announcement represents a summary of the information contained in the full announcement (results booklet) and does not contain full or complete details published on the Stock Exchange News Service (“SENS”), via the JSE link and on Harmony’s website (www.harmony.co.za) on 15 September 2020.

The financial results as contained in the condensed consolidated financial statements for the year ended 30 June 2020 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon.

Any investment decisions by investors and/or shareholders should be based on a consideration of the full announcement as a whole and shareholders are encouraged to review the full announcement (results booklet), which is available for viewing on the Company’s website referred to above and via the JSE link.

The full announcement (results booklet) is also available for inspection at the registered office of the Company, Randfontein Office Park, Randfontein, 1760, Corner Main Reef Road/Ward Avenue, Randfontein and at the offices of the sponsors, JP Morgan. Inspection of the full announcement is available to investors and/or shareholders at no charge, during normal business hours from today, 15 September 2020, until 22 September 2020.

Copies of the full announcement (results booklet) may be requested from corporate@harmony.co.za.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2020/jse/isse/HARE/FY20result.pdf ends.

For more details contact:

Max Manoeli
Senior Investor Relations Coordinator
+27(0)82 759 1775 (mobile)

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242 (mobile)

Johannesburg, South Africa
15 September 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 15, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director